

December 12, 2013

<u>Via E-mail</u>
David Portnoy
Co-Chief Executive Officer
Mark Portnoy
Co-Chief Executive Officer
Cryo-Cell International, Inc.
700 Brooker Creek Blvd. Suite 1800
Oldsmar, FL. 34677

      Re: Cryo-Cell International
             Form 10-K for Fiscal Year Ended November 30, 2012
             Filed February 28, 2013
             File No. 000-23386

Dear Sirs:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Larry Spirgel

                               Larry Spirgel
                               Assistant Director

cc: <u>Via E-mail</u>
       Jill Taymans